

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Laurence Stephenson
Chief Executive Officer
Douglas Lake Minerals, Inc.
Suite 520 – 470 Granville Street
Vancouver, British Columbia, Canada V6C 1V5

> **Re:**   **Douglas Lake Minerals, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended May 31, 2005**
> **Filed January 27, 2006**
> **Response Letter Dated January 26, 2005**
> **File No. 000-50907**

Dear Mr. Stephenson:

     We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended May 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note your response to our prior comment 1 in our letter dated January 10, 2006. Based on your specific facts and circumstances, we will not object to your use of a Canadian audit firm. However, if your operations outside of Canada become significant in the future, we would expect you to engage a registered public accounting firm which is consistent with our position outlined in Section 5.K of the "International Reporting and Disclosure Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief